                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of May, 2003

                                -----------------


                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                 (Translation of registrant's name into English)

           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----

   This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 26, 2003

                                       THE BANK OF TOKYO-MITSUBISHI, LTD.



                                   By: /s/  Junichirou Otsuda
                                       --------------------------------------
                                       Junichirou Otsuda
                                       Chief Manager
                                       General Affairs Office

      Changes in Corporate Directors of The Bank of Tokyo-Mitsubishi, Ltd.

Tokyo, May 26, 2003...The Bank of Tokyo-Mitsubishi, Ltd., a subsidiary of Mitsubishi Tokyo Financial Group, Inc., announced today its intention to make the following changes to its board of directors and senior management.

1.  Change in Representative Directors

    (1)  Candidates for Representative Director (effective June 26, 2003)
         ------------------------- ------------------------------------------- -------------------------------------------
                   Name                           New Position                              Current Position
         ------------------------- ------------------------------------------- -------------------------------------------
         Ryuichi Murata            Managing Director*                          Managing Director
                                   (Representative Director)                   (Non-Board Member Director)
         ------------------------- ------------------------------------------- -------------------------------------------
         Tetsuo Iwata              Managing Director*                          Managing Director
                                   (Representative Director)                   (Non-Board Member Director)
         ------------------------- ------------------------------------------- -------------------------------------------
         Toshihiro Kashizawa       Managing Director*                          Managing Director
                                   (Representative Director)                   (Non-Board Member Director)
         ------------------------- ------------------------------------------- -------------------------------------------
         Kyota Ohmori              Managing Director*                          Managing Director
                                   (Representative Director)                   (Non-Board Member Director)
         ------------------------- ------------------------------------------- -------------------------------------------

     *concurrently bears business execution responsibilities

    (2)  Resignation of Representative Directors (effective May 26, 2003)
         ------------------------- ---------------------------------------------------------------------------------------
                   Name                                               Current Position
         ------------------------- ---------------------------------------------------------------------------------------
         Tetsuo Shimura            Deputy President* (Representative Director)
                                      Mr. Shimura will resign from Representative Director on May 26, 2003 and from Deputy
                                      President on June 26, 2003. Scheduled to be Advisor to the President on June 26,
                                      2003.
         ------------------------- ---------------------------------------------------------------------------------------
         Tatsunori Imagawa         Senior Managing Director* (Representative Director)
                                      Scheduled to be Senior Managing Director of Mitsubishi Tokyo Financial Group, Inc.
                                      on May 26, 2003 and Director of Mitsubishi Securities Co., Ltd. on June 27, 2003.
         ------------------------- ---------------------------------------------------------------------------------------
         Asataro Miyake            Managing Director* (Representative Director)
                                      Mr. Miyake will resign from Representative Director on May 26, 2003 and from
                                      Managing Director on June 26, 2003.
                                      Scheduled to be Senior Managing Director of Mitsubishi Tokyo Financial Group, Inc.
                                      and Corporate Auditor of Mitsubishi Securities Co., Ltd. on June 27 2003.
         ------------------------- ---------------------------------------------------------------------------------------
         Ichiro Terato             Managing Director* (Representative Director)
                                      Scheduled to be Managing Director (Non-Board Member Director) on May 26, 2003.
         ------------------------- ---------------------------------------------------------------------------------------

     *concurrently bears business execution responsibilities

2.  Other Changes

    (1)  Candidates for Corporate Auditor (effective June 26, 2003)
         ------------------------- ------------------------------------------- -------------------------------------------
                   Name                           New Position                              Current Position
         ------------------------- ------------------------------------------- -------------------------------------------
         Haruo Kimura              Corporate Auditor (full-time)               Managing Director
                                                                               (Non-Board Member Director)
         ------------------------- ------------------------------------------- -------------------------------------------
         Yutaka Nishizawa          Corporate Auditor (full-time)               Director
                                                                               (Non-Board Member Director)
         ------------------------- ------------------------------------------- -------------------------------------------
         Setsuo Uno                Corporate Auditor                           Senior Managing Director of Mitsubishi
                                                                               Tokyo Financial Group, Inc.
         ------------------------- ------------------------------------------- -------------------------------------------

    (2)  Corporate Auditors who are scheduled to resign
         (effective June 19, 2003)
          ------------------------- -------------------------------------------------------------------
                  Name                                         Current Position
          ------------------------- -------------------------------------------------------------------
          Takao Wada                Corporate Auditor (full-time)
                                      Scheduled to be President of The Diamond Capital
                                      Company Limited on June 20, 2003.
          ------------------------- -------------------------------------------------------------------
          (effective June 26, 2003)
          ------------------------- -------------------------------------------------------------------
                    Name                                       Current Position
          ------------------------- -------------------------------------------------------------------
          Takashi Uno               Corporate Auditor (full-time)
                                      Scheduled to be Advisor of Sanyo Trading Co., Ltd.
                                      on July 1, 2003.
          ------------------------- -------------------------------------------------------------------
          Yoshikazu Takagaki        Corporate Auditor
                                      Scheduled to be Corporate Auditor of Mitsubishi
                                      Chemical Corporation on June 27, 2003.
          ------------------------- -------------------------------------------------------------------

    (3)  Promotions (effective May 26, 2003)
          ------------------------- ------------------------------------------- ------------------------------------------
                 Name                           New Position                             Current Position
         ------------------------- ------------------------------------------- ------------------------------------------
         Yasumasa Gomi             Deputy President*                           Senior Managing Director*
                                   (Representative Director)                   (Representative Director)
         ------------------------- ------------------------------------------- ------------------------------------------
         Takahiro Moriguchi        Deputy President*                           Managing Director*
                                   (Representative Director)                   (Representative Director)
         ------------------------- ------------------------------------------- ------------------------------------------

     *concurrently bears business execution responsibilities

3.  Changes in Non-Board Member Directors

    (1)  Candidates for Non-Board Member Director (effective June 26, 2003)
          ------------------------- -------------------------------------------------------------------
                  Name                                         Current Position
          ------------------------- -------------------------------------------------------------------
          Kazuo Momose              General Manager, Credit Division
          ------------------------- -------------------------------------------------------------------
          Norio Kuroiwa             General Manager, Corporate Risk Management Office
          ------------------------- -------------------------------------------------------------------
          Yukiharu Kiho             General Manager, New York Branch, General Manager, Cayman Branch
          ------------------------- -------------------------------------------------------------------
          Akihiko Minato            General Manager, Corporate Banking Division No.5,
                                       Corporate Banking Group No.2
          ------------------------- -------------------------------------------------------------------
          Takashi Nagaoka           General Manager, Kyoto Commercial Banking Office
          ------------------------- -------------------------------------------------------------------
          Hiroshi Nakamura          General Manager, Global Corporate Banking Planning Office
          ------------------------- -------------------------------------------------------------------
          Tetsuya Wada              General Manager, Retail Banking Planning Office
          ------------------------- -------------------------------------------------------------------

    (2)  Non-Board Member Directors who are scheduled to resign (effective June 26, 2003)
        ------------------------- -------------------------------------------------------------------
                   Name                                     Current Position
        ------------------------- -------------------------------------------------------------------
        Haruo Kimura              Managing Director (Non-Board Member Director)
                                     Scheduled to be Corporate Auditor on June 26, 2003.
        ------------------------- -------------------------------------------------------------------
        Akira Katayanagi          Managing Director (Non-Board Member Director)
                                     Scheduled to be President of DC Card Co., Ltd on
                                     June 30, 2003.
        ------------------------- -------------------------------------------------------------------
        Yutaka Nishizawa          Director (Non-Board Member Director)
                                     Scheduled to be Corporate Auditor on June 26, 2003.
        ------------------------- -------------------------------------------------------------------

     (4) Promotions (effective May 26, 2003)
         ------------------------------ ----------------------------------------- ----------------------------------------
                     Name                             New Position                           Current Position
         ------------------------------ ----------------------------------------- ----------------------------------------
         Fumiyuki Akikusa               Managing Director                         Director
                                        (Non-Board Member Director)               (Non-Board Member Director)
         ------------------------------ ----------------------------------------- ----------------------------------------
         Tetsuo Iwata                   Managing Director                         Director
                                        (Non-Board Member Director)               (Non-Board Member Director)
         ------------------------------ ----------------------------------------- ----------------------------------------
         Toshihiro Kashizawa            Managing Director                         Director
                                        (Non-Board Member Director)               (Non-Board Member Director)
         ------------------------------ ----------------------------------------- ----------------------------------------
         Kyota Ohmori                   Managing Director                         Director
                                        (Non-Board Member Director)               (Non-Board Member Director)
         ------------------------------ ----------------------------------------- ----------------------------------------
         Tadashi Yanagisawa             Managing Director                         Director
                                        (Non-Board Member Director)               (Non-Board Member Director)
         ------------------------------ ----------------------------------------- ----------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.

                   Liquidation of BTM Finance (Australia) Ltd.

Tokyo, May 26, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President:
Shigemitsu Miki) announced today that The Bank of Tokyo-Mitsubishi, Ltd. (BTM), a consolidated subsidiary of MTFG, has decided to liquidate BTM Finance (Australia) Ltd. (BTMF(A)).

BTMF(A) is a consolidated subsidiary of BTM`s wholly-owned subsidiary, Bank of Tokyo-Mitsubishi (Australia) Ltd. (BTMA).

1. Outline of BTMF(A)

   (1) Address:           1 Macquarie Place, Sydney, N.S.W. 2000, Australia
   (2) Managing Director: Soichi Asaba
   (3) Capital:           Australian dollars 20 million
   (4) Business:          Financing business

2. Reason for Liquidation

   BTM has decided to liquidate BTMF (A) and transfer the remaining assets of BTMF (A) to BTMA.

3. Timing of liquidation

   Liquidation is expected by the end of March 2004.

4. Impact on MTFG's business forecast

   This event is not expected to have any material effect on MTFG's business forecast for the current fiscal year.

                                      * * *

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel.: 81-3-3240-8136